                                                                               .
                                                                               .
                                                                               .

FOR MINISTRY USE ONLY                    MINISTERE DES SERVICES               Ontario Corporation Number
AL'USAGE EXCLUSIF DU MINISTERE           AUX CONSOMMATEURS                Numero de la compagnie en Ontario
MINISTRY OF CONSUMER AND                 ET AUX ONTREPRISES
ONTARIO BUSINESS SERVICE                 CERTIFICATE                                   1588168
CERTIFICATE                              CECI CERTIFIO QUE LES PRESENTS
THIS IS TO CERTIFY THAT THESE ARTICLES   STATUS ENTRENT EN VIGUEUR TO
ARE EFFECTIVE ON

SEPTEMBER 26 SEPTEMBRE, 2003

Director/Directrice
Business Corporation Act/Loi sur les societes par actions

                            ARTICLES OF AMALGAMATION
                                STATUTS DE FUSION

Form 4 Business     1.  The name of the amalgamated corporation is: (Set Out in BLOCK CAPITAL LETTERS)
Corporations Act        Denomination sociale de la societe issue de la fusion (ecrire en LETTRES MAJUSCULES SEULEMENT):

Formule numero 4    G  E  R  D  A  U          A  M  E  R  I  S  T  E  E  L          C  O  R  P  O  R  A  T  I  O  N
Lois sur les
compagnies          --------------------------------------------------------------------------------------------------

                    --------------------------------------------------------------------------------------------------

                    --------------------------------------------------------------------------------------------------

                    --------------------------------------------------------------------------------------------------

                    2.  The address of the registered office is:
                        Addresse du siege social:

                        1801 Hopkins Street South
                        ----------------------------------------------------------------------------------------------
                                  (Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
                            (Rue et numero, ou numero de la R.R. et, s'il s'agit d'un a bureaux, numero du bureau)
                                                                                                         -------------
                                         Whitby                          Ontario                            L1N 5T1
                        ----------------------------------------------------------------------------------------------
                          (Name of Municipality or Post Office)                                          (Postal Cose/
                        (Nom de la municipalite ou du bureau de poste)                                    Code postal)

                    3.  Number of directors is/are:      or   minimum and maximum number of directors is/are:
                        Nombre d'administrateurs:        ou   nombres minimum et maximum d'administrateurs:

                    Number                               or   minimum and maximum
                    Nombre                               ou   nombres minimum et maximum

                        [           ]                            [FIVE] [TWENTY]

                    4.  The director(s) is/are:
                        Administrateur(s):

FIRST NAME, MIDDLE NAMES     ADDRESS FOR SERVICE, GIVING STREET & NO. & R.R.     RESIDENT CANADIAN
AND SURNAME                  NO.,                                                STATE `YES OR NO'
PREENOM, AUTRES PRENOMS ET   MUNICIPALITY, PROVINCE, COUNTRY AND POSTAL CODE     RESIDENT CANADIEN
NOM DE FAMILLE               DOMICILE ELU, Y COMPRIS LA RUE ET LE NUMERO OU LE   OUI/NON
                             NUMERO DE LA R.R. LE NOM DE LA MUNICIPALITE, LA
--------------------------   -------------------------------------------------   -----------------
Jorge Gerdau Johannpeter     Av. Farrapos, 1811-90220-005                        No
                             Porto Alegre, RS Brazil

Phillip E. Casey               5100 W. Lemon Street, Suite 312                  No
                               Tampa, Florida  33609

Kenneth Hartigan               1 Maple Grove Drive                              Yes
                               Oakville, Ontario  L6J 4T8

Joseph J. Heffernan            32 Rykert Crescent                               Yes
                               Toronto, Ontario  M4G 2S9

J. Spencer Lanthier            26 Dunbar Road                                   Yes
                               Toronto, Ontario M4W 2X6

Dr. Michael D. Spoko           2240 Chancery Lane                               Yes
                               Oakville, Ontario L6J 6A3

Frederico C. Gerdau            Av. Farrapos, 1811-90220-005                     No
Johannpeter                    Porto Alegre, RS Brazil

Andre Bier Johannpeter         1801 Hopkins Street South                        Yes
                               Whitby, Ontario  L1N 5T1

Arthur Scace                   4700 TD Bank Tower,                              Yes
                               Toronto Dominion Centre
                               Toronto, Ontario  M5K 1E6

5.    CHECK A OR B
      COCHER A OU B

[ ] A) The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176(4) of the Business Corporations Act on the date set out

      A) Les actionnnaires de chaque societe la convention de fusion conformement au paragraphe 176 (4) de la Loi sur les societes par actions a la date mentionnee ci-dessous.

OR
OU

[ ] B) The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.

      B) Les administrateurs de chaque societe qui fusionne ont approuve la fusion par voie de resolution conformement a l'article 177 de la Loi sur les societes par actions a la date mentionnee ci-dessous.

      The articles of amalgamation in substance contain the provisions of the articles of incorporation of Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

GERDAU AMERISTEEL CORPORATION

                          and are more particularly set out in these articles. et sont enonces textuellement aux presents statuts.

                                                                    DATE OF ADOPTION/APPROVAL
NAMES OF AMALGAMATING                                               DATE D'ADOPTION OU D'APPROBATION
CORPORATIONS                      ONTARIO CORPORATION NUMBER        YEAR / ANNEE MONTH / MOIS DAY /
DENOMINATION SOCIALE DES SOCIETE  NUMERO DE LA SOCIETE EN ONTARIO   JOUR
--------------------------------  --------------------------------  --------------------------------
Gerdau Ameristeel Corporation     1456779                           July 22, 2003

Gerdau MRM Holdings Inc.          1115177                           July 22, 2003

Gerdau Ameristeel                 807176                            July 24, 2003
Cambridge Inc.

Gerdau Ameristeel Distribution    1159044                           July 22, 2003
Canada Ltd.

1102590 Ontario Limited           1102590                           July 22, 2003

20173878 Ontario Limited          2017387                           July 22, 2003

1585947 Ontario Limited           1585947                           September 24, 2003

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s'il y a lieu, imposees aux activites commerciales ou aux pouvoirs de la societe.

No restrictions

7. The classes and any maximum number of shares that the corporation is authorized to issue: Categories et nombre maximal, s'il y a lieu, d'actions que la societe est autorisee a emettre:

An unlimited number of special shares, issuable in series, designated as Preferred Shares and an unlimited number of shares, designated as Common Shares.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

See pages 4A to 4C

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows: L'emission, le transfert ou la propriete d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

None

10    Other provisions, (if any):
      Autres dispositions, s'il y a lieu:

1. Subject to the provisions of the Business Corporations Act, as amended and re-enacted from time to time, the directors may, without authorization of the shareholder:

(a)   borrow money on the credit of the Corporation;

(b)   issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation;

(e) by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Corporation;

2. The holders of any fractional shares issues by the Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

11. The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A". Les declarations exirgees aux termes du paragraphe 178(2) de la Lois sur les societe par actions constituent l'annexe "A"

12. A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".

These articles are signed in duplicate.
Les presents statuts sont signes en double exemplaire.

Name of the amalgamating corporations and signatures and descriptions of office of their proper officers. Denomination sociale des societes qui fusionnent, signature et fonction de leurs dirigeants regulierement designes.

GERDAU AMERISTEEL                    GERDAU MRM HOLDINGS INC.
CORPORATION

By: /s/ Glen A. Beeby                By: /s/ Glen A. Beeby
    -----------------------------        ---------------------------------------
Name: Glen A. Beeby                  Name: Glen A. Beeby
Title: Assistant-Secretary           Title: Secretary

GERDAU AMERISTEEL CAMBRIDGE INC.     GERDAU AMERISTEEL DISTRIBUTION CANADA LTD.

By: /s/ Glen A. Beeby                By: /s/ Glen A. Beeby
    -----------------------------        ---------------------------------------
Name: Glen A. Beeby                  Name: Glen A. Beeby
Title: Secretary                     Title: Treasurer

1102590 ONTARIO LIMITED              2017387 ONTARIO LIMITED

By: /s/ Glen A. Beeby                By: /s/ Glen A. Beeby
    -----------------------------        ---------------------------------------
Name: Glen A. Beeby                  Name: Glen A. Beeby
Title: Executive Vice President      Title: Assistant-Secretary

1585947 ONTARIO LIMITED

By: /s/ Glen A. Beeby
    -----------------------------
Name: Glen A. Beeby
Title: President

PREFERRED SHARES

1.0   ISSUABLE IN SERIES:

1.1 The Preferred Shares may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the directors of the Corporation. The directors of the Corporation may, before issuance and subject as hereinafter provided, determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing:

            (a) the rate, amount or method of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

            (b) any right of redemption and/or purchase and the redemption or purchase price and terms and conditions of any such right;

            (c) any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and- conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

            (d)   any conversion rights;

            (e) any rights upon dissolution, liquidation or winding-up of the Corporation;

            (f)   any sinking fund or purchase fund;

            (g)   any purchase obligation; and

            (h) any other provisions attaching to any such series of Preferred Shares.

2.0   PRIORITY

2.1 The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares.

3.0   VOTING RIGHTS:

3.1 The holders of the Preferred Shares shall not be entitled as such (except) as hereinafter or by law specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation shall from time to time fail to pay dividends at the prescribed rate.. on the Preferred Shares of any one series for a period of two years, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Preferred Shares of any series remain in arrears, the holders of the Preferred. Shares of such series shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled, voting separately and as a series, to elect one (1) member of the board of directors of the Corporation.

3.2 Notwithstanding anything in the by-laws of the Corporation, when the right to elect directors shall accrue to the holders of the Preferred Shares of any series as provided herein, a special meeting of the holders of the Preferred Shares of such series and a special meeting of shareholders shall be held to elect directors upon not less than twenty-one (21) days' written notice and shall be called by the Secretary of the Corporation upon written request of the holders of record of at least 5% of the outstanding Preferred Shares of such series. In default of the calling of such meeting by the Secretary within twenty-one (21) days after the making of such request, such meeting may be called by any holder of record of such series of Preferred Shares. The term of office of all persons who may be directors of the Corporation at the time of such meetings shall terminate upon the election of directors at such meetings.' Nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

3.3 The board of directors may elect or appoint a member of the board to represent the holders of Preferred Shares of any series should the member elected in accordance with paragraph 3.2 for any reason, vacate the board. Whether, or not the board does elect or appoint such a member, the holders of record of at least S% of the outstanding Preferred Shares of such series shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares of such series for the purpose of filling the vacancy or replacing the person elected or appointed to fill such vacancy and the provisions of paragraph 3.2 hereof shall apply with respect to the calling of any such meeting.

3.4 Notwithstanding anything contained in the by-laws of the Corporation, when no dividends on the Preferred Shares of any series are in arrears, the term of office of the person elected as a director to represent the holders of Preferred Shares of such series shall forthwith terminate.

COMMON SHARES

1.0   DIVIDENDS:

1.1 Subject to the prior rights of the holders of any shares of the Corporation ranking senior to the Common Shares-with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of assets properly applicable to the payment of dividends, in such amount and in such forth as the board of directors may from time to time determine. Cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of any such dividends payable in cash (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six (6) years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.0   DISSOLUTION:

2.1 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any shares of the Corporation ranking senior to the Common Shares, with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3.0   VOTING RIGHTS:

3.1 The holders of the Common Shares shall be entitled to receive notice of and attend meetings of the shareholders of the Corporation. At any such meeting, other than a meeting at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each Common Share shall confer one vote.

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgamation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A. Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the Assistant-Secretary of Gerdau Ameristeel Corporation and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003

                                 /s/ Glen A. Beeby
                                 ------------------------------
                                 Glen A. Beeby
                                 Assistant-Secretary

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgarnation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the Secretary of Gerdau MRM Holdings Inc. and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 Secretary

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgarnation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the Secretary of Gerdau Ameristeel Cambridge Inc. and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 Secretary

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgarnation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the Treasurer of Gerdau Ameristeel Distribution Canada Ltd. and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than. the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 Treasurer

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgarnation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the Executive Vice President, Finance and Administration of 1102590 Ontario Limited and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than. the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 Executive Vice President, Finance and
                                 Administration

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgarnation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the Assistant-Secretary of 2017387 Ontario Limited and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than. the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 Assistant-Secretary

                                   SCHEDULE A

CANADA                    )      IN THE MATTER OF the Business
                          )      Corporations Act (Ontario) and the Articles
PROVINCE OF ONTARIO       )      of Amalgarnation of Gerdau Ameristeel
                          )      Corporation, Gerdau Ameristeel Cambridge
                          )      Inc., Gerdau MOM Holdings Inc.,
                          )      1585947 Ontario Limited, Gerdau
TO WIT:                   )      Ameristeel Distribution Canada Ltd.,
                          )      1102590 Ontario Limited and 2017387
                                 Ontario Limited

            I, Glen A Beeby, of the City of Waterloo, in the Province of Ontario, hereby certify that:

1. I am the President of 1585947 Ontario Limited and have knowledge of the matters herein declared.

2.    There are reasonable grounds for believing that:

      (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

      (b) the realizable value of the amalgamated corporation's assets will not be less than. the aggregate of its liabilities and stated capital of all classes; and

      (c)   no creditor will be prejudiced by the amalgamation.

            DATED at Toronto, this 25th day of September, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 President

                                   SCHEDULE B

                          GERDAU AMERISTEEL CORPORATION
                               (THE "CORPORATION")

RECITALS:

A. The Corporation has been incorporated under the laws of Ontario by certificate of amalgamation dated December 31, 2000.

B. It is desirable that the Corporation amalgamate with Gerdau Ameristeel Cambridge Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Ltd. and 1585947 Ontario Limited (the "Subsidiaries"); in this resolution, the Corporation and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All the issued and outstanding shares of the Subsidiaries are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Subsidiaries is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of the Corporation, until amended or repealed;

3. (i) the shares of each of the Subsidiaries shall be cancelled without any repayment of capital in respect of those shares;

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of the Corporation;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the Assistant-Secretary of Gerdau Ameristeel Corporation (the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the board of directors of the Corporation on July 22, 2003, and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                 /s/ Glen A. Beeby
                                 --------------------------------
                                 Glen A. Beeby
                                 Assistant-Secretary

                                   SCHEDULE B

                            GERDAU MRM HOLDINGS INC.
                               (THE "CORPORATION")

RECITALS:

A. The Corporation has been continued under the laws of Ontario by certificate of continuance dated July 22, 2003.

B. It is desirable that the Corporation be amalgamated with Gerdau Ameristeel Corporation ("GAC") and Gerdau Ameristeel Cambridge Inc., 1102590 Ontario Limited, 2017387 Ontario Ltd., Gerdau Ameristeel Distribution Canada Ltd. and 1585947 Ontario Limited (the "Subsidiaries"); in this resolution, GAC and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All of the issued and outstanding shares of the Corporation are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Subsidiaries is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of the Corporation, until amended or repealed;

3. (i) the shares of each of the Subsidiaries shall be cancelled without any repayment of capital in respect of those shares;

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of the Corporation;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the Secretary of Gerdau MRM Holding Inc. (the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the board of directors of the Corporation on July 22, 2003, and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                   /s/ Glen A. Beeby
                                   ---------------------------------------------
                                   Glen A. Beeby
                                   Secretary

                                   SCHEDULE B

                        GERDAU AMERISTEEL CAMBRIDGE INC.
                               (THE "CORPORATION")

RECITALS:

A. The Corporation has been continued under the laws of Ontario by certificate of continuance dated July 24, 2003.

B. It is desirable that the Corporation be amalgamated with Gerdau Ameristeel Corporation ("GAC") and Gerdau MRM Holdings Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Ltd. and 1585947 Ontario Limited (the "Subsidiaries"); in this resolution, GAC and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All of the issued and outstanding shares of the Corporation are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Amalgamating Corporations is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of GAC, until amended or repealed;

3. (i) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof,

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of GAC;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the Secretary of Gerdau Ameristeel Cambridge Inc. (the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the sole shareholder of the Corporation on July 24, 2003 and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                   /s/ Glen A. Beeby
                                   ---------------------------------------------
                                   Glen A. Beeby
                                   Secretary

                                   SCHEDULE B

                   GERDAU AMERISTEEL DISTRIBUTION CANADA LTD.
                               (THE "CORPORATION")

RECITALS:

A. The Corporation has been incorporated under the laws of Ontario by certificate of incorporation dated December 4, 1995.

B. It is desirable that the Corporation be amalgamated with Gerdau Ameristeel Corporation ("GAC") and Gerdau Ameristeel Cambridge Inc., Gerdau MRM Holdings Inc., 1102590 Ontario Limited, 2017387 Ontario Ltd. and 1585947 Ontario Limited (the "Subsidiaries'; in this resolution, GAC and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All of the issued and outstanding shares of the Corporation are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Amalgamating Corporations is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of GAC, until amended or repealed;

3. (i) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof,

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of GAC;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the Treasurer of Gerdau Ameristeel Distribution Canada Ltd.(the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the sole director of the Corporation on July 22, 2003 and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                   /s/ Glen A. Beeby
                                   ---------------------------------------------
                                   Glen A. Beeby
                                   Treasurer

                                   SCHEDULE B

                             1102590 ONTARIO LIMITED
                               (THE "CORPORATION")

RECITALS:

A. The Corporation has been incorporated under the laws of Ontario by certificate of incorporation dated October 31, 1994.

B. It is desirable that the Corporation be amalgamated with Gerdau Ameristeel Corporation ("GAC") and Gerdau Ameristeel Cambridge Inc., Gerdau MRM Holdings Inc., 2017397 Ontario Ltd., Gerdau Ameristeel Distribution Canada Ltd. and 1585947 Ontario Limited (the "Subsidiaries"); in this resolution, GAC and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All of the issued and outstanding shares of the Corporation are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Amalgamating Corporations is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of GAC, until amended or repealed;

3. (i) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof,

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of GAC;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the Executive Vice President, Administration of 1102590 Ontario Limited (the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the sole director of the Corporation on July 22, 2003 and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                   /s/ Glen A. Beeby
                                   ---------------------------------------------
                                   Glen A. Beeby
                                   Executive Vice President, Administration

                                   SCHEDULE B

                              2017387 ONTARIO LTD.
                               (THE "CORPORATION')

RECITALS:

A. The Corporation has been incorporated under the laws of Ontario by certificate of incorporation dated October 22, 2002.

B. It is desirable that the Corporation be amalgamated with Gerdau Ameristeel Corporation ("GAC") and Gerdau Ameristeel Cambridge Inc., Gerdau MRM Holdings Inc., 1102590 Ontario Limited, Gerdau Ameristeel Distribution Canada Ltd. and 1585947 Ontario Limited (the "Subsidiaries"); in this resolution, GAC and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All of the issued and outstanding shares of the Corporation are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Amalgamating Corporations is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of GAC, until amended or repealed;

3. (i) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof,

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of GAC;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the Assistant-Secretary of 2017387 Ontario Ltd.(the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the sole director of the Corporation on July 22, 2003 and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                   /s/ Glen A. Beeby
                                   ---------------------------------------------
                                   Glen A. Beeby
                                   Assistant-Secretary

                                   SCHEDULE B

                             1585947 ONTARIO LIMITED
                               (THE "CORPORATION")

RECITALS:

A. The Corporation has been continued under the laws of Ontario by certificate of continuance dated September 24, 2003.

B. It is desirable that the Corporation be amalgamated with Gerdau Ameristeel Corporation ("GAC" ), Gerdau MRM Holdings Inc., Gerdau Ameristeel Cambridge Inc., 1102590 Ontario Limited, 2017387 Ontario Ltd. and Gerdau Ameristeel Distribution Canada Ltd.(the "Subsidiaries"); in this resolution, GAC and the Subsidiaries are referred to as the "Amalgamating Corporations".

C. All of the issued and outstanding shares of the Corporation are held by one or more of the Amalgamating Corporations.

RESOLVED THAT:

1. the amalgamation of the Corporation with the Amalgamating Corporations is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of GAC, until amended or repealed;

3. (i) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof,

      (ii) except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of GAC;

      (iii) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

                                   CERTIFICATE

            I, Glen A. Beeby, the President of 1585947 Ontario Limited (the "Corporation"), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the board of directors of the Corporation on September 24th, 2003 and that such resolution is, at the date hereof, in full force and effect, unamended.

            DATED: September 25th, 2003.

                                   /s/ Glen A. Beeby
                                   ---------------------------------------------
                                   Glen A. Beeby
                                   President

                    CERTIFICATE AND ARTICLES OF AMALGAMATION
                            DATED SEPTEMBER 26, 2003

                                  BY-LAW NO. A2
                                       OF
                          GERDAU AMERISTEEL CORPORATION
                               (THE "CORPORATION")

                                1. INTERPRETATION

1.1 Expressions used in this By-law shall have the same meanings as corresponding expressions in the Business Corporations Act (Ontario) and every other act or statute incorporated therewith or amending the same, or any act or statute substituted therefor (the "Act").

1.2 This by-law shall come into force on the date of its confirmation by the shareholders of the Corporation in accordance with the Act.

1.3 All previous by-laws of the Corporation are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or directors with continuing effect passed under any repealed by-law shall continue as good and valid except to the extent inconsistent with this by-law and until amended or repealed.

                                2. CORPORATE SEAL

2.1 The Corporation shall have a corporate seal which shall be adopted and may be changed by resolution of the directors.

                                3. FINANCIAL YEAR

3.1 Until changed by die directors, the financial year of the Corporation shall end on the last day of December in each year.

                                  4. DIRECTORS

4.1 Number. The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be such number as shall be determined from time to time by special resolution or, if the directors are empowered by special resolution to determine the number, by the directors.

4.2 Remuneration and Expenses. The directors shall be paid such remunerations for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders, the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. Any remuneration payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board of directors otherwise directs, be in addition to his salary as an officer or employee or to his professional fees, as the case may be. The board may by resolution award special remuneration to any director undertaking any special services on the Corporation's behalf other than work required of him as a director of the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.

4.3 Quorum. A quorum of directors shall be two-fifths of the number of directors or such greater number as the directors or shareholders may from time to time determine. If the number of directors is not evenly divisible by five, then the next whole number above two-fifths of the number of directors shall constitute a quorum.

4.4 Calling of Meetings. Meetings of the directors shall be held at such time and place within or outside Ontario as the Chairman of the Board, the President or any two director may determine. A majority of meetings of directors need not be held within Canada in any financial year.

4.5 Notice of Meetings. Notice of the time and place of each meeting of. directors shall be given to each director by telephone not less than 48 hours before the time of the. meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.6 Regular Meetings. The board may appoint a day of days in any month of months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purposes thereof or the business to be transacted thereat to be specified.

4.7 Electronic Meetings. Where the directors consent to the participation of a director in a meeting of the board or of a committee of the board by means of telephone, electronic or other communications facilities, such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.8 Chairman. The Chairman of the Board, or in his absence the President if a director, or in his absence a director chosen by the directors at the meeting, shall be-chairman of any. meeting of directors.

4.9 Voting at Meetings. At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. The Chairman of the Board shall have a second or casting vote in case of an equality of votes.

                                  5. OFFICERS

5.1 General. The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine. Except for the Chairman of the Board and a Vice-Chairman of the Board, if any, an officer need not be a director.

5.2 Chairman of the Board. The Chairman of the Board, if any, shall be appointed from among the directors and when present shall be chairman of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

5.3 President. Unless the directors otherwise determine the President shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairman of the Board shall be chairman of meetings of directors and shareholders when present.

5.4 Vice-President. A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

5.5 Secretary. The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and. duties as the directors or the chief executive officer may determine.

5.6 Treasurer. The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.7 Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.8 Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.9 Term of Office. Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

                        6. INDEMNIFICATION AND INSURANCE

6.1 Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representative of such a person to the extent permitted by the Act.

6.2 Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to. in the preceding section to the extent permitted by the Act.

                                 7. SHAREHOLDERS

7.1 Quorum. A quorum for the transaction of -business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

7.2 Electronic Meeting. A meeting of shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

7.3 Chairman and Secretary. The chairman of :any meeting of shareholders shall be the Chairman of the board of directors or, in his absence, if a director, the president of the Corporation, or in his absence a Vice President who is also a director. In the absence of the foregoing persons, any officer or director of the Corporation present shall act as Chairman.

7.4 Scrutineers. The Chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.5 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

7.6 Proxies. A proxy shall be acted upon only if, prior to the time so fixed and specified in the notice calling the meeting or in the information circular relating thereto, it shall have been deposited with the Corporation or an agent thereof specified in such notice or information circular or, if no such time ms specified in such notice or information circular, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.7 Ballots. Where a shareholder or proxyholder so demands, a ballot shall be taken in such manner as the chairman shall direct. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of the ballot so taken shall be the decision of the shareholders upon the question.

                             8. DIVIDENDS AND RIGHTS

8.1 Declaration of Dividends. Subject to the Act, the directors may Atom time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

8.2 Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case. of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in-any particular case.

8.4 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be. payable shall be forfeited and shall revert to the Corporation.

                           9. EXECUTION OF INSTRUMENTS

9.1 Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the President and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine, except that insider trading reports may be signed on behalf of the Corporation by any one director or officer of the Corporation.

                                   10. NOTICE

10.1 Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.